525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct

April 19, 2007

Mr. Jeffrey Riedler United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. Post-Effective Amendment No. 1 to Form SB-2 Registration Statement File No. 333-136904

Dear Mr. Riedler:

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated April 17, 2007 (the “Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 1 to Form SB-2, filed with the Commission on April 11, 2007. For the convenience of the Staff, the response set forth below follows the text of the paragraph of the Comment Letter to which it relates. Post-Effective Amendment No. 2 to Form SB-2 (“Post-Effective Amendment No. 2”) is being filed via EDGAR concurrently herewith.

1.
Please revise your registration statement to identify and provide the signatures of your principal financial officer, your controller or principal accounting officer and the majority of your board of directors.

Response: The Company has revised the signatures in Post-Effective Amendment No. 2 to include the principal financial and accounting officer, and all members of its board of directors.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,

Ram Padmanabhan

cc: Michael Fonstein